Mail Stop 4561

May 28, 2009

<u>VIA U.S. MAIL and FAX 212-656-2078</u>

Michael Geltzeiler
Chief Financial Officer
NYSE Euronext
11 Wall Street
New York, NY 10005

> **Re:** **NYSE Euronext**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed February 27, 2009**
> **Proxy Statement**
> **Filed March 2, 2009**
> **File No. 001-33392**

Dear Mr. Geltzeiler:

We have reviewed your response letter dated May 14, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Revenue Recognition, page 89

1.   We note your response to our prior comment five. It appears that you have a
        collaborative arrangement with other parties. To the extent there is not a separate
        legal entity for this collaborative arrangement, please tell us how you have
        complied with EITF 07-1. To the extent there is a separate legal entity, please tell
        us how you have accounted for this collaborative arrangement, and reference the
        authoritative accounting literature relied upon.

                                        *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. You may
contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned
at (202) 551-3629 if you have questions regarding comments on the financial statements
and related matters. Please contact Angela McHale, Attorney Advisor, at (202) 551-3402
or Tom Kluck, Branch Chief, at (202) 551-3233 with any other questions.

                                                Sincerely,

                                                Kevin Woody
                                                Branch Chief